NEWS RELEASE

EMX Royalty Announces Filing of Annual Report and 2019 Results

Vancouver, British Columbia, March 30, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the filing of its 2019 annual report Form 40-F, which includes the audited financial statements for the year ended December 31, 2019, with the U.S. Securities and Exchange Commission ("SEC") on EDGAR (www.sec.gov). EMX has also filed its Annual Information Form (AIF), audited Financial Statements (FS), and Management's Discussion and Analysis (MD&A) for 2019 with Canadian securities regulators on SEDAR (www.sedar.com). The Company's Form 40-F, AIF, audited FS, and MD&A are also available on EMX's website at www.EMXroyalty.com under the heading "Investors". Shareholders may receive a printed copy of the Company's complete Financial Statements, or its complete Annual Information Form, free of charge, upon request to the Corporate Secretary at Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada.

HIGHLIGHTS FOR 2019

Financial Update

All dollar amounts in this news release are CDN unless otherwise noted.

  EMX ended the year with a strong balance sheet including cash of $68,994,000, marketable securities, investments and notes receivable valued at $11,479,000, and no debt. Management notes that the majority of the Company's cash is held in USD.
  EMX had revenue of $5,084,000 which includes royalty income, interest earned on cash balances, and other property income including income from the sale or option of property interests. Revenue increased by $1,548,000 from 2018, despite a decline in gold ounces from the Leeville royalty.
  Royalty generation costs totaled $15,723,000 of which the Company recovered $7,277,000 from partners. The $2,261,000 increase in net costs compared to 2018 principally relates to a one-time exploration program completed during the year in Australia.
  General and administrative expenses totaled $5,127,000 which includes $1,885,000 in salaries and consultants, $968,000 in administrative costs, $1,111,000 in professional fees and $756,000 in investor relations costs. The significant increase from 2018 generally relates to increased activities in North America and Scandinavia, higher business development costs associated with the acquisition of royalties, and substantially higher legal fees associated with litigation the Company has related to a royalty dispute in Nevada with Barrick Goldstrike Mines, Inc.
  For the year, the Company had a loss from operations of $10,578,000 and an after-tax loss of $13,820,000. Other items affecting financial results in 2019 include $802,000 in depletion costs, share based payments of $2,423,000 and a foreign exchange adjustment of $3,646,000.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Operational Update

EMX's royalty and mineral property portfolio totals over 100 projects on five continents (see Figure 1). The following discussions summarize the work conducted in 2019, as well as subsequent events in 2020, by the Company and its partners.

  In North America, EMX received approximately US$640,000 from the sale of 476 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. Leeville is an important focus for resource and reserve additions by Nevada Gold Mines, LLC1. At the Gold Bar South and Hardshell (i.e. Hermosa-Taylor project) royalty properties, operators McEwen Mining Inc. and South32 Limited, respectively, continued to ramp-up drilling and nearby development activities2. In the southwestern U.S., base metals exploration programs funded by partners South32, Anglo American, and Kennecott continued, incurring approximately $17 million in expenditures to advance ten projects. On the royalty generation front, the Swift and Selena Carlin-style projects were partnered3, while EMX continued to fill the pipeline with new gold projects staked in Idaho. The Company's royalty acquisition initiatives resulted in the consolidation of a substantial royalty property position covering ~68,000 hectares surrounding the Pogo high-grade gold mine property and covering other prospective targets in Alaska's Goodpaster mining district4.
  In Scandinavia, the Company sold or optioned eleven projects to three different junior exploration companies, and another five projects to two junior companies subsequent to year end. The deals involved provisions for share equity, advance royalty payments, and NSR royalty interests in the projects to EMX's benefit. During 2019, partner companies continued to advance EMX's royalty properties, incurring approximately $3.7 million in expenditures. Field programs included a variety of sampling, mapping and drilling campaigns. These programs also led to the identification of new royalty generation projects for acquisition. As a subsequent event, EMX acquired a 2% NSR royalty covering Palladium One's Kaukua palladium-platinum deposit in Finland. EMX is a leading explorer and holder of mineral rights in Scandinavia5.
  In Serbia, operator Zijin Mining Group Ltd ("Zijin") continued to aggressively develop the Timok Upper Zone high grade copper-gold project which is covered by an EMX NSR royalty. Initial production from the Upper Zone is expected to be in 2021. Zijin also consolidated 100% control of the Lower Zone porphyry copper-gold project, also covered by the Company's NSR royalty6.
  In Turkey, the Company received US$1,050,000 as pre-production payments from the Akarca, Balya, and Sisorta royalty properties. EMX expects to realize increasing Balya royalty payments over the next one to two years as the new owner (Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş.) operates a lead-zinc mine and 5,000 tonne per day flotation mill on the immediately adjacent property7. EMX fulfilled a significant goal in 2019 of having all of its assets in Turkey converted to royalty interests with the sale of the Alanköy and Trab-23 projects to a Turkish company.

1 See NGM "Analyst Presentation" dated September 19, 2019 and Barrick presentation "Results for the Quarter and Year ended 31 December 2019".

2 See McEwen Mining news release dated October 15, 2019 and South32 "Financial Results and Outlook Full Year Ended 30 June 2019".

3 See EMX news release dated May 30, 2019.

4 See EMX news releases dated April 24, and May 21, 2019.

5 See EMX news release dated February 25, 2020.

6 See Zijin news releases dated November 3, and December 30, 2019.

7 See EMX news release dated January 7, 2020.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

  In Australia, EMX advanced the Queensland Gold project while undertaking discussions with potential partners. The operator of the Koonenberry royalty property conducted ongoing drilling, geochemical sampling, and bulk sampling programs during the year. At the Kimberley copper project EMX conducted a reconnaissance drill program; no further work is planned due to a lack of encouraging results.
  As a subsequent event, EMX completed the acquisition of 18 royalty properties in Chile from Revelo Resources Corp. ("Revelo") for US$1,162,000. Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo8.
  The Company's 2019 strategic investment initiatives focused on identifying near-term cash flowing opportunities. These efforts led to a US$3.5 million investment in the Rawhide gold-silver mining operation in Nevada's Walker Lane belt, with expected revenue to EMX from quarterly distributions resulting from production9.

As a subsequent event, EMX invested US$3.79 million in Ensero Holdings Inc. ("Ensero"), an environmental services company focused on mine remediation and reclamation, for dividend and other payments totaling US$8.54 million over seven years, a 7.5% equity interest in Ensero10. EMX and Ensero have also formed a strategic alliance that uniquely leverages a combination of EMX's knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale of an asset for future exploration and development.

The final US$3.7 million in payments from the sale of the Company's earlier strategic investment in the IG Copper LLC's Malmyzh project were received from escrow in 2019.

Corporate Update

There were a number of corporate developments at EMX during the year, as summarized below.

  Jan Steiert, the Company's Chief Legal Officer since 2012, retired at the end of Q3. Her exceptional contributions over the past seven years have been key to EMX's success.
  Malik Duncan joined the Company as General Counsel at the end of Q3. Mr. Duncan has over 19 years of legal experience, having worked at several multinational corporations, and joined EMX from Newmont Goldcorp Corporation. While at Newmont, he held various positions within the Office of the General Counsel and on the executive team of multiple business departments. Mr. Duncan has extensive experience in domestic and international transactions spanning North America, South America, Africa, Asia, and Australia. Prior to joining Newmont, he worked for Lockheed Martin Space and First Data Corporation. Mr. Duncan completed his JD/MBA at the University of Colorado at Boulder.
  Rocio Echegaray joined the Company in Q4 as Corporate Secretary. Ms. Echegaray replaces Ms. Lori Pavle who held the position previously. Ms. Echegaray holds a law degree from the University Federico Villarreal in Lima, Peru. She has worked in the mining industry with publicly listed companies providing corporate secretarial services since 1998.

8 See EMX news release dated March 26, 2020.

9 See EMX news release dated December 19, 2019.

10 See EMX news release dated February 18, 2020.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

  Bullion Monarch Mining Inc ("Bullion"), a wholly owned subsidiary of the Company, has been advancing for the past seven years litigation against Barrick Goldstrike Mines, Inc. ("Barrick") and subsidiary entities for non-payment of royalties from properties in the Carlin trend, Nevada that are subject to an area of interest. The litigation is being pursued in both state and federal courts. Bullion and Barrick have attempted to reach a settlement, including formal mediation both at the state and federal level, but to date this has not resulted in a satisfactory resolution. Bullion is advancing both the state and federal cases towards the trial phase, which are tentatively set to take place in 2020. The Company will provide additional information as it becomes available.

OUTLOOK

EMX is in a strong position, ending 2019 with working capital of $75,178,000, including $68,994,000 in cash, the majority of which is held in USD. Company management will continue to evaluate our 2020 objectives, as well as new opportunities, in light of the rapidly developing worldwide impact from the novel Coronavirus (COVID-19) pandemic. The Company is responding to the COVID-19 pandemic by protecting the health and well being of our employees, consultants, and partners, and following the recommendations from governmental agencies and health care experts in the countries where we operate. The Company's strong treasury, and a seasoned team who've weathered multiple industry cycles, puts us in a position to withstand the challenges that the industry is currently going through. EMX will remain focused on continued growth via the Company's royalty generation, royalty acquisition and strategic investment initiative business approach.

EMX's recent accomplishments provide context for the strong foundation laid for the Company to move forward during 2020. The Company continued to see strong industry interest in its royalty generation properties in 2019. This interest was marked by the execution of agreements for 17 royalty generation projects that were partnered during the year. That is a record pace of annual deal flow for the Company. Importantly, many of EMX's current partners are well financed top tier companies (i.e., South32 and Kennecott). More than $10 million is slated for advancing EMX's organically generated royalty properties during 2020, albeit with schedules pushed out by a quarter or two due to the pandemic related slow down. As new deals were consummated, and EMX's mineral property interests advanced, the Company continued to fill the royalty generation pipeline with new projects. EMX has a track record of upgrading its project pipeline during market retrenchments, and management expects that 2020 will be no exception.

The Company has also been successful in deploying capital to generate cash flows through strategic investments and royalty acquisitions. EMX expects distributions from its investment in Rawhide Acquisition Holding LLC, which is proceeding with mining operations at the Rawhide gold-silver mining operation in Nevada. The Company's strategic investment in Ensero Solutions Inc., an environmental remediation and mine reclamation company, generates immediate cash flow to EMX, and provides for a strategic alliance to identify prospective mineral properties to reclaim and subsequently sell utilizing Special Purpose Vehicles or other business arrangements. The Company's royalty acquisitions provide EMX with a commanding royalty position in the productive (i.e., the high-grade Pogo mine) Goodpaster gold district of Alaska, as well as 18 royalty properties in the prospective metallogenic belts of northern Chile.

Importantly, two of the Company's long standing and key assets, the Leeville royalty in Nevada and the Timok Project royalty in Serbia, are the focus of exploration and development by international majors Nevada Gold Mines LLC ("NGM") and Zijin Mining Group Ltd, respectively. NGM is delineating new reserves, resources, and mineralized trends at Leeville, while Zijin is proceeding on a timeline for initial Upper Zone production in 2021. Similarly, with the agreement concluded between Dedeman and Esan, EMX's Balya 4% NSR royalty is on track for increased production. This will mark a milestone for EMX, with the Company realizing increasing cash flow from one of its organically generated royalty properties.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, Haiti, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Scandinavia, Serbia, Turkey, and Australia.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2019 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Figure 1. EMX's royalty and mineral property portfolio (March, 2020).

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com